77C: Submission of matters to a vote of security holders

	A meeting of shareholders of the Trust was held
September 7, 2007 pursuant to notice given to all shareholders of record of the Trust at the close of business on June 25, 2007. At the meeting, shareholders were asked to approve the following:

Proposal 1.

To elect nominees of the BlackRock Liquidity Funds. With respect to Proposal 1, 28,732,499,936 shares were voted in favor of, and 162,363,023 shares were withheld from, each of David O. Beim, Richard S. Davis, Ronald W. Forbes, Henry
Gabbay, Dr. Matina Horner, Rodney D. Johnson, Herbert I.
London, Cynthia A. Montgomery, Joseph P. Platt, Jr., Robert
C. Robb, Jr., Toby  Rosenblatt, Kenneth L. Urish, and
Frederick W. Winter.